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Filed by Titan Corporation pursuant to Rule 425 under the Securities Act of
1933.

Subject Company: Datron Systems Inc. Commission file No.: 333-64768

               TITAN FIXES TITAN COMMON STOCK PRICE FOR EXCHANGE OFFER
                          FOR DATRON SYSTEMS INCORPORATED

         SAN DIEGO, JULY 30, 2001/PRNEWSWIRE/ - THE TITAN CORPORATION (NYSE:
TTN) today announced that it has fixed the Titan common stock price for use in computing the exchange ratio for its exchange offer to acquire all the outstanding shares of common stock of Datron Systems Incorporated (Nasdaq:
DTSI). The exact exchange ratio will be computed based upon $19.54, the average closing sales price for shares of Titan common stock during the 10-day trading period ending on July 27, 2001.

         The offer is being made through Gem Acquisition Corp., a wholly-owned subsidiary of Titan, pursuant to the Agreement and Plan of Merger, dated as of June 24, 2001, among Titan, Datron and Gem Acquisition Corp. It is conditioned, among other things, upon necessary regulatory approvals being obtained and at least a majority of the total number of outstanding shares of Datron being tendered and not withdrawn as of the date the offer expires. The offer commenced on July 9, 2001 and is scheduled to expire at midnight New York City time, on August 3, 2001, unless extended.

         Under the terms of the merger agreement, the exchange ratio (rounded to the fifth decimal point) is determined by dividing (1) $51,226,912 divided by the number of shares of Datron common stock outstanding as of, or issuable upon the exercise of stock options or other rights to acquire shares of Datron common stock outstanding as of, the date that shares of Datron common stock are accepted for payment pursuant to the exchange offer, by (2) $19.54. As of July 27, 2001, the number of shares of Datron common stock outstanding, or issuable upon the exercise of stock options or other rights to acquire shares of Datron common stock, was 3,200,734. Computed as of July 27, 2001, the exchange ratio in the offer was 0.81883, and Titan does not expect the exchange ratio to be materially different at the closing of the exchange offer.

         A registration statement related to these securities, as amended, has been filed with the Securities and Exchange Commission. The registration statement may be obtained free at the SEC's web site at www.sec.gov. The registration statement may also be obtained for free from Titan by directing your request to Investor Relations at www.titan.com or to The Titan Corporation, Investor Relations, 3033 Science Park Road, San Diego, California 92121-1199, Attn: Rochelle R. Bold, Vice President, Investor Relations, (858) 552-9400.

         The information agent for the offer is D.F. King & Co., Inc., 77 Water Street, 20th Floor, New York, New York 10005, (800) 848-3409.

         Headquartered in San Diego, The Titan Corporation creates, builds and launches technology-based businesses, offering innovative technical solutions. Three of Titan's four core businesses develop and deploy communications and information technology solutions and services. In addition, Titan's SureBeam (Nasdaq: SURE) www.surebeamcorp.com subsidiary markets the leading technology for the electronic pasteurization of food products and Titan is continually identifying promising technologies suitable for commercialization.


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         Founded in 1969 as a defense contractor, Datron has pioneered the development of antennas to track airborne rockets, missiles, weaponry, and spacecraft. Datron has developed expertise in remote sensing, image processing, satellite tracking and antenna manufacturing with products including remote sensing satellite earth stations, image processing software, tracking systems, and voice and data communication radio products.

         A registration statement relating to these securities, as amended, has been filed with the Securities and Exchange Commission. In addition, The Titan Corporation has filed a Schedule TO, and Datron Systems Incorporated has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission in connection with the transaction. The Prospectus, Schedule 14D-9 and related tender offer materials have been mailed to stockholders of Datron. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully. Investors and security holders may obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Datron Systems Incorporated by directing a request to the Investor Relations section of Datron's website at www.dtsi.com or by mail to Datron Systems Incorporated, 3030 Enterprise Court, Vista, CA 92083, attn: Investor Relations.

         In addition to the registration statement, Schedule TO, Prospectus and Schedule 14D-9, Titan and Datron file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Titan or Datron at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, New York or Chicago, Illinois. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the public reference rooms. Titan's and Datron's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the commission at http://www.sec.gov.

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